Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 3, 2017

Re:	Sagoon, Inc.

Offering Statement on Form 1-A

Filed November 10, 2016

File No. 024-10635

Dear Ms. Jacobs:

We acknowledge receipt of comments in your letter of December 21, 2016, which we have set out below, together with our responses.

General

1.	Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada such that the company is eligible to file this offering statement. In this regard we note your disclosure on page F-9 that your “primary operations are in India.” You also state that the company’s “operations and finance are managed in the United States, technical development is done in India and marketing is carried out from Nepal.” Refer to Securities Act Rule 251(a)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

The company’s head office is in Virginia. The company’s Chief Executive Officer, Govinda Giri, lives in Virginia, just outside Washington D.C., and has been based in that area for over 23 years. The company’s Interim CFO and Chief Accounting Officer lives in Maryland. Four of the company’s officers named in the Offering Circular are based in the United States. The company obtains technical support from India, where programming costs are lower, and similarly marketing services are performed from Nepal. Technical and marketing services are not management functions. The company’s management and operations are primarily directed, controlled and coordinated from the United States. The disclosure on Page F-9 has been revised accordingly.

Cover page

2.	Please revise the chart on the cover page to include the proceeds to the company in the case of a minimum offering which appears to be 13 shares. Also clarify the statement in the last paragraph of the cover page which states that there is “no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close…”

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We respectfully suggest that the fact that a “minimum investment” denomination of $299 (13 shares) is specified does not mean that there is a “Minimum Offering”, which would of course result in additional disclosure with respect to escrow arrangements. Provided that an investor purchases shares in the minimum denomination, the company may close on any sales. The statement in question was included in response to Staff comments on previous Regulation A filings by other companies with no “Minimum Offering” amounts, and we have amended it to clarify that, provided investors purchase at least 13 shares, the company may close on such sales without covering the expenses of the Offering.

3.	You state in footnote 2 that offering expenses will not “exceed $125,000” but the disclosure in the Use of Proceeds section indicates that you estimate $250,000. Please revise the cover page to more precisely estimate the offering expenses to the extent known.

We have conformed the disclosure and amended and clarified the expenses included on the cover page.

4.	Briefly include on the cover page that each share of Class C will have 1/10 of a vote while Class A will have one vote. Disclose the amount of voting power the Chief Executive Officer holds as a result of holding 100% of the Class A shares.

We have amended the disclosure as requested.

Summary

The Company’s Business, page 4

5.	Please prominently disclose that you have not generated any revenues and that there can be no assurance that you will generate revenues in the future. In this regard, we note that the company has not yet launched the Social Smart Card which you anticipate will be the source of your revenue and that you do not intend to accept advertising until 2018. To the extent that you have agreements with retailers on the graphic on page 26, please disclose. If these retailers do not have a relationship with the company, explain why you believe this graphic is appropriate.

We have amended the disclosure as requested and revised the graphic.

Risk Factors, page 10

6.	Please add a risk factor regarding your disclosure and reporting obligations as a Tier 2 issuer as described in Securities Act Rule 257(b) upon qualification of the offering statement. Address any material costs related to the reporting obligations and clarify whether you have accounted for these costs in the use of proceeds section.

We have added the risk factor as requested. We do not anticipate that the ongoing cost of compliance will be material as we are able to call on services such as CrowdCheck for modest annual ongoing compliance services.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

7.	Please disclose the amount of company’s indebtedness and the identity of the lenders. The notes to the financial statements indicate that you have defaulted on the repayment terms and that some of these loans are now considered due on demand. Add appropriate risk factor disclosure and address the effect of the default on your ability to raise additional funds.

We have added information about the company’s indebtedness as requested in this section, and have expanded the risk factor “The Company May Not be Able To Obtain Additional Financing” to reflect the impact of the defaulted notes on the ability to obtain further financing.

Plan of Operations, page 34

8.	You state that the proceeds from the offering will not satisfy your cash requirements and that you anticipate you will need to raise additional funds in the next six months to implement the plan of operations. State the amount needed to conduct planned operations for the next 12 months. State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

We have revised the disclosure to reflect the company’s belief that that raising the Maximum Offering Amount would permit it to continue operations for 18 months, and execute the elements set out in the Plan of Operations. We have additionally stated the amount needed to conduct planned operations for the next 12 months and the minimum period of time the company will be able to conduct planned operations using currently available resources.

Directors, Executive Officers and Significant Employees, page 36

9.	We note that Messrs. Sitoula and Edla are employed on a part-time basis. Please identify any other entities that currently employ these individuals.

We have identified the other entities as requested.

Security Ownership of Management and Certain Securityholders, Page 41

10.	Please include information about the security ownership of the Class C common stock. Disclosure should be provided regarding any securityholder who beneficially owns more than 10% of any class of voting securities. Refer to Item 12 of Part II of Form 1-A.

We have included the requested information.

In response to a telephone inquiry from the Staff we further note that the purpose of including an exchange offer with respect to shares of Class C Common Stock (previously issued pursuant to offerings made under other exemptions from registration) is to grant those shareholders the greater informational rights and ability to freely resell their shares that Regulation A provides, and place all the company’s Class C Common shareholders on an equal footing. Qualifying the resale of these shares under Regulation A would have required the company to provide information regarding the selling shareholders, which is not practicable or meaningful when dealing with large numbers of small investors. It would also have required making this filing a continuous offering extending for more than one year, and likely for more than the two- or three-year limits envisaged in Rule 251. We confirmed the availability of Regulation A for exchange offers (specifically in reference to exchanges of shares originally offered under Regulation Crowdfunding) with the Office of Small Business Policy prior to making this filing.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

KHLK LLP

Cc: Govinda Giri

Sagoon

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